Exhibit 99.1

United Microelectronics Corporation
March 7, 2008

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2008.

1)	Sales volume (NT$ Thousand)

Period	Items	2008	2007	Changes	%
					-
February	Invoice amount	6,117,940	5,871,402	246,538	4.20
2008	Invoice amount	12,768,619	13,089,245	320,626	(2.45)
February	Net sales	7,288,918	7,239,384	49,534	0.68
2008	Net sales	15,504,472	15,475,993	28,479	0.18

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	26,428,990
UMC’s subsidiaries	0	0	101,784

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	52,857,980
UMC’s subsidiaries	0	0	3,229,682
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	10,862,720	15,000,000
Net Profit from Fair Value	338,877	(185,458)
Written-off Trading Contracts	13,194,407	0
Realized profit (loss)	91,869	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	0
Net Profit from Market Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.2

United Microelectronics Corporation
For the month of February, 2008

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of February, 2008.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

		Number of shares	Number of shares held as
		held as of	of
Title	Name	January 31, 2008	February 29, 2008	Changes
—	—	—	—	—

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

		Number of shares	Number of shares held as
		held as of	of
Title	Name	January 31, 2008	February 29, 2008	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	February	2008
Semiconductor Manufacturing Equipment	437,310	1,421,806
Fixed assets	67,581	74,695

4)	The disposition of assets (NT$ Thousand)

Description of assets	February	2008
Semiconductor Manufacturing Equipment	760	834
Fixed assets	0	0

Exhibit 99.3

UMC will attend investor conferences on 2008/03/18

1.Date of the investor/press conference: 2008/03/18
2.Location of the investor/press conference: Far Eastern Plaza Hotel
3.Financial and business related information:

The Company will attend the “Taiwan, Technology & Beyond” Conference held by Merrill Lynch on 2008/3/18 in Far Eastern Plaza Hotel.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.4

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

1.Date of occurrence of the event: 2008/03/17
2.Method of the present increase (decrease) in investment: invest mainland Chinese company Zebra Media Ltd. through CTC Capital Partners I, L.P
3.Transaction volume, price per unit, and total monetary amount of the transaction: USD$121,880
4.Company name of the invested mainland Chinese company: Zebra Media Ltd.
5.Paid-in capital of said invested mainland Chinese company: USD$0 (Not yet found)
6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$20,000,000.
7.Main business items of said invested mainland Chinese company: TV program production, advertising, added-value service business
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable.
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Not applicable.
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Not applicable.
11.Amount of actual investment to date in said invested mainland Chinese company: USD$0.
12.Counterparty to the transaction and its relationship to the Company: None
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable
15.Gain (or loss) on disposal: Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Negotiation by CTC Capital Partners I, L.P and Zebra Media Ltd.
18.Broker: None
19.Concrete purpose of the acquisition or disposal: Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$5,121,880
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 2.51%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 2.13%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 2.14%
25.Total amount of actual investment in the mainland China area to date: USD$5,000,000
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 2.45%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 2.08%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 2.09%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None

Exhibit 99.5

UMC and Elpida Partner to Serve Japan-based Foundry Customers

1.Date of occurrence of the event: 2008/03/18
2.Company name:United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios: N/A
5.Cause of occurrence:

Elpida Memory, Inc., a leading global supplier of Dynamic Random Access Memory (“DRAM”) and United Microelectronics Corporation (“UMC”), a leading global semiconductor foundry company, today announced their agreement to jointly pursue semiconductor foundry opportunities in Japan. Under this agreement, Elpida will provide its 300mm wafer manufacturing capacity while UMC will contribute the IP support and logic technologies. The joint effort, targeting Japanese foundry customers, will commence at Elpida’s 300mm fab in Hiroshima using advanced technologies and applications, including system on chip (“SoC”). The cooperation provides proximity and ease of support for Japan-based foundry customers.

The alliance announced today extends the joint development program that the two companies announced in October 2007 for Copper/low-k, DRAM, and phase-change random access memory (“PRAM”) technologies. Thus far, their collaboration is progressing well, which led the two companies to decide to seek out further possibilities for joint development, as well as for cooperation in manufacturing.

This new alliance is ideally positioned to meet the expanding needs of Japanese semiconductor customers. Following the global trend, more and more Japanese IDM’s are adopting fab-lite strategies, terminating in-house process technology development and curtailing or eliminating capital intensive manufacturing activities. This collaboration between Elpida and UMC, will address both technology and manufacturing capacity needs for Japanese system customers. This partnership is also expected to bring both companies synergistic manufacturing benefits. Their joint activities will aid both Elpida and UMC, as each brings their own different technological background, and each gains from the relative strengths of the other.

“We believe that Elpida is an attractive outsourcing option for Japanese IC companies due to our close geographic proximity to them and the fact that Elpida does not compete in the same markets as our target foundry customers,” said Yukio Sakamoto, president and CEO of Elpida. “Elpida will continue to focus on DRAM manufacturing for mobile devices and digital consumer electronics customers. Overall DRAM business is very volatile, though. We believe continuous growth of our business is made possible through stable profit performance. Adding foundry as another axis of our business is a solution. ”

Dr. Jackson Hu, Chairman and CEO of UMC, said, “Elpida’s adoption of UMC’s advanced foundry process technology is a strong endorsement of our leadership position in this area. Since last October when we announced our first joint collaboration plans with Elpida, our successful progress and mutual understanding have prompted us to extend the scope of our partnership. Utilizing UMC’s advanced Copper/Low-k backend of line (BEOL) process, Elpida has been able to demonstrate prototypes that achieve significant performance advantages for its next generation DRAM products”.

6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.6

Represent subsidiary Fortune Venture Capital Corp. to announce the acquisition of First International Telecom Corp. securities

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Private placement common shares of First International Telecom Corp.
2.Date of occurrence of the event: 2008/03/18
3.Volume, unit price, and total monetary amount of the transaction: volume: 4,610,000 shares; unit price: $9 NTD; total amount: $41,490,000 NTD
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): International Telecom Corp.; None
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): Not applicable
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time payment of $41,490,000 NTD on 2008/3/18; no restrictive covenants in the contract and other important stipulations
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance; The decision on price: Issuing price; The decision-making department: The Chairman & President Office
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 4,610,000 shares; amount: $41,490,000 NTD; percentage of holdings: 1.02%; no restriction of rights
12.Current ratio of private placement of securities (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 1.00%; ratio of shareholder’s equity: 1.00%; the operational capital as shown in the most recent financial statement: $883,097 thousand NTD
13.Concrete purpose or use of the acquisition or disposition: Long-term investment
14.The discrepancy between the reference price of private placement and the transaction amount per share is 20 percent or more of the transaction amount: Yes
15.Net worth per share of company underlying securities acquired or disposed of: 6.21
16.Do the directors have any objection to the present transaction?: No